Exhibit 99.2

AMENDMENT TO

CERTIFICATE OF DESIGNATIONS

OF

SERIES G REDEEMABLE CONVERTIBLE PERPETUAL PREFERRED SHARES

(Par Value US$1.00 Per Share)

OF

TSAKOS ENERGY NAVIGATION LIMITED

TSAKOS ENERGY NAVIGATION LIMITED, a Bermuda exempted company limited by shares (hereinafter called the “Company”), does hereby certify that:

A.

Pursuant to authority contained in Sections 3.4 and 27.6 of its Bye-laws, the Board of Directors of the Company, acting by unanimous written consent dated September 23, 2019, duly adopted a resolution providing for the issuance of a series of preferred shares, of a par value US$1.00 per share, of the Company each with the rights set forth in a Certificate of Designations dated September 25, 2019 (the “Original Certificate of Designations” and the shares authorized thereby, the “Series G Preferred Shares”).

B.

Pursuant to authority contained in Sections 3.4 and 27.6 of the Company’s Bye-laws, and the Original Certificate of Designations, the Board of Directors of the Company, acting by unanimous written consent dated October 5, 2020, duly adopted a resolution providing for the amendment to the Original Certificate of Designations and the sole holder of the Series G Preferred Shares, acting by written consent dated October 6, 2020, duly adopted a resolution providing for the amendment to the Original Certificate of Designations.

Amendment to the Special Terms of the Series G Preferred Shares

Section 1. Definition of First Mandatory Redemption Date. Section 9(x) of the Original Certificate of Designations is hereby deleted in its entirety and replaced with the following:

(x) “First Mandatory Redemption Date” means February 1, 2021.

Section 2. Definition of Share Purchase Agreement. Section 9(fff) of the Original Certificate of Designations is hereby deleted in its entirety and replaced with the following:

(fff) “Share Purchase Agreement” means that certain share purchase agreement dated September 23, 2019 among the Company, Shyris Shipping and the purchaser named therein, as it may be amended or supplemented from time to time.

Section 3. Definition of Shyris Shipping Series B Preferred Shares. Section 9(jjj) of the Original Certificate of Designations is hereby deleted in its entirety and replaced with the following:

(jjj) “Shyris Shipping Series B Preferred Shares” means the Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping with the terms set forth in that Statement of Designation dated September 25, 2019, as it may be amended or supplemented from time to time.

Section 4. Definition of “Vessel” is Deleted. Section 9(ooo) of the Original Certificate of Designations is hereby deleted in its entirety and replaced with the following:

(ooo) [Reserved]

Section 5. Headings. A new Section 19 is hereby added to the Original Certificate of Designations as follows:

Section 19. Headings. The headings and other captions in this Certificate of Designations are for convenience and reference only; they shall not be used in interpreting, construing or enforcing any provision of this Certificate of Designations.

Section 6. Applicability of Amendment; Defined Terms. All other terms and conditions of the Original Certificate of Designations shall remain in full force and effect and the Original Certificate of Designations shall be read and construed as if the terms of this Amendment to Certificate of Designations were included therein by way of addition or substitution, as the case may be. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings set forth in the Original Certificate of Designations.

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IN WITNESS WHEREOF, TSAKOS ENERGY NAVIGATION LIMITED, has causes this amendment to certificate to be signed on this October 8, 2020.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name: Nikolas P. Tsakos
Title: CEO

Signature Page to Amendment to Certificate of Designations – Series G Preferred